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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 001-11455
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                           NOTIFICATION OF LATE FILING

(Check One):   [ ]  Form 10-K  [ ]  Form 11-K   [ ]  Form 20-F  [X]  Form 10-Q
               [ ]  Form N-SAR [ ]  Form N-CSR

For Period Ended: September 30, 2003
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[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
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      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant: Shurgard Storage Centers, Inc.
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Former name if applicable: Not applicable
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Address of principal executive office (Street and number):

1155 Valley Street
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City, State and Zip Code: Seattle, Washington 98109
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                        PART II. RULE 12B-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)



           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or
 [X] portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  On November 13, 2003, Deloitte & Touche LLP advised Shurgard Storage Centers, Inc. (the "Company") that it was resigning as the Company's auditor. Deloitte & Touche did not complete its review of the Company's financial statements for the three- and nine-month periods ended September 30, 2003 prior to its resignation ("Financial Statements"). Accordingly, the Company is unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2003 ("Form 10-Q") by the deadline prescribed under Securities and Exchange Commission ("SEC") rules and regulations without unreasonable effort and expense. The Audit Committee of the Board of Directors of the Company has initiated the process to engage a new independent accounting firm to serve as the Company's auditor. The Company intends to engage a new auditor as soon as practicable so that review of the Financial Statements can be completed and the Form 10-Q can be filed with the SEC.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Harrell Beck, Chief Financial Officer        (206)              624-8100
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                  (Name)                  (Area code)      (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Shurgard Storage Centers, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2003    By:    /s/ Harrell L. Beck
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                                  Harrell L. Beck,
                                  Senior Vice President, Chief Financial Officer
                                  and Treasurer


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